Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-141393

Issuer Free Writing Prospectus dated June 26, 2008

BE Aerospace, Inc.

Pricing Term Sheet

$600,000,000 8.5% Senior Notes due 2018

Issuer:		BE Aerospace, Inc.
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$600,000,000
Gross Proceeds:		$600,000,000
Net Proceeds to Issuer (before expenses):		$586,500,000
Coupon:		8.500%
Maturity:		July 1, 2018
Offering Price:		100.000%
Yield to Maturity:		8.500%
Spread to Treasury:		+445 basis points
Benchmark:		UST 3.875% due 5/15/2018
Ratings:		Ba3/BB+
Interest Pay Dates:		January 1 and July 1
Beginning:		January 1, 2009
Equity Clawback:		Up to 35% at 108.5%
Until:		July 1, 2011
Optional redemption:		Makewhole call @ T+50bps prior to July 1, 2013, then:
		On or after:	Price:
		July 1, 2013	104.250%
		July 1, 2014	102.833%
		July 1, 2015	101.417%
		July 1, 2016 and thereafter	100.000%
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		June 26, 2008
Settlement Date:	(T+3)	July 1, 2008
CUSIP:		055381AQ0
ISIN:		US055381AQ03
Denominations:		$2,000 x $1,000
Bookrunners:		J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Co-Managers:		Greenwich Capital Markets, Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA Inc.

Use of Proceeds:

Upon closing of the HCS acquisition, we will use all of the net proceeds from this offering, together with term loan borrowings under a new senior credit facility, which we expect to be in the amount of $475 million, and an issuance of our common stock to Honeywell, and available cash, if necessary, to pay for the HCS acquisition, to repay indebtedness under our existing senior credit facility and to pay transaction fees and expenses. If the HCS acquisition is not consummated by November 15, 2008 or it is earlier terminated, the net proceeds from this offering will be used to repay borrowings under our existing senior credit facility and any remaining funds will be used for working capital and general corporate purposes.

After giving effect to the HCS acquisition and the related financing, estimated pro forma interest expense resulting from the new indebtedness represented by the notes offered hereby and the term loan borrowings under the new senior credit facility would have been $22.9 million for the three months ended March 31, 2008 and $99.8 million for the fiscal year ended December 31, 2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-270-3994, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or UBS Securities LLC toll-free at 877-827-6444, ext. 561-3884.

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